Exhibit 99.1

CYBER INCIDENT IN FERRARI.

Maranello (Italy), 20 March 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari”) announces that Ferrari S.p.A., its wholly-owned Italian subsidiary, was recently contacted by a threat actor with a ransom demand related to certain client contact details. Upon receipt of the ransom demand, we immediately started an investigation in collaboration with a leading global third-party cybersecurity firm. In addition, we informed the relevant authorities and are confident they will investigate to the full extent of the law.

As a policy, Ferrari will not be held to ransom as paying such demands funds criminal activity and enables threat actors to perpetuate their attacks.

Instead, we believe the best course of action was to inform our clients and thus we have notified our customers of the potential data exposure and the nature of the incident.

Ferrari takes the confidentiality of our clients very seriously and understands the significance of this incident. We have worked with third party experts to further reinforce our systems and are confident in their resilience. We can also confirm the breach has had no impact on the operational functions of our company.

For further information:

Ferrari Press Office
tel.: +39 0536 949337
media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977